1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com 6500 County Road 666, Hoyt Lakes, MN 55750-0475 Tel: 218-225-4417 / Fax: 218-225-4429
ADVANCING TO PRODUCTION

TSX: POM, AMEX: PLM

NEWS RELEASE	2008-13

POLYMET REVISES 2007 WARRANTS

Hoyt Lakes, Minnesota, September 26, 2008 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) will offer holders of 8,020,000 warrants, issued as part of its April 2007 private placement, the opportunity to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor, and

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the project starts production, or US$6.00 after the commencement of production at any time until August 31, 2011. PolyMet can accelerate warrant exercise if PolyMet's volume-weighted 20-day average stock price trades at a 50% premium to the conversion price applicable at the time.

William Murray, Executive Chairman, stated, “The original terms of the warrants were set at a time when we expected the draft EIS to have been published before now. If all the warrants are exercised, the average exercise price will be either $4.00 or $4.50 per share, the same or higher than the original exercise price of $4.00. ”

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President